SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 17, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG

Contacts:

Karina Byrne
212-882-5692
Karina.byrne@ubs.com

Media release	Kris Kagel
212-882-5691
Kris.kagel@ubs.com

www.ubs.com

July 15, 2008
UBS IS DEVELOPING A STRUCTURE TO OFFER TO REPURCHASE FROM UBS CLIENTS AUCTION PREFERRED STOCK ISSUED BY TAX-EXEMPT CLOSED-END FUNDS
New York, July 15, 2008— UBS today announced it is actively developing a structure that would offer to purchase any and all auction preferred stock issued by registered closed-end tax-exempt funds and held by eligible UBS advisory and brokerage clients in their UBS accounts. If this structure is implemented and the offer is consummated, UBS clients who accept the offer will receive cash in an amount equal to the liquidation preference of their auction preferred stock plus any accrued and unpaid dividends (which is the amount they would receive if auctions for these securities were clearing). Implementation will be subject to a number of transactional structuring factors, including compliance with all applicable legal requirements. In order to be eligible for this offer, the auction preferred stock must have been held in the client’s UBS account on July 15, 2008.
These offers, if consummated, are intended to be financed by the net proceeds of remarketed preferred securities to be issued in one or more private placements by a newly-created Trust. This Trust will be controlled by UBS and will be consolidated in UBS’s consolidated financial statements. The Trust Preferred will pay a dividend rate that will reset based on weekly remarketings performed by a designated remarketing agent. The Trust Preferred will be supported by a Liquidity Put or similar demand feature provided by UBS or another highly rated bank. It is anticipated that the Trust Preferred and the accompanying Liquidity Puts will be eligible for investment by money market funds.
Auction preferred stock is a preferred equity security that pays dividends that are reset by an auction typically held every seven or 28 days. These auctions have consistently been failing since February 2008. Consequently, many holders desiring to sell these securities, including UBS clients, have been unable to do so, although dividends continue to be paid at pre-determined maximum rates. On July 15, 2008, UBS clients held an aggregate of approximately $3.5 billion of auction preferred stock issued by registered closed-end tax-exempt funds in their UBS accounts (valued at liquidation preference).
The proposed structure, and the proposed offer to UBS’s clients, are intended to be fully supportive of ongoing industry efforts to resolve liquidity issues regarding auction preferred stock.
UBS clients who elect not to sell their auction preferred stock in the proposed offer would retain their ability to sell in connection with implementation of any prospective industry proposals referred to above, as part of any redemptions by the issuing funds or in secondary market transactions. However, there can be no assurance when, or if, any of these alternatives will be available to holders of auction preferred stock.
UBS has been working on developing the proposed structure for several months. Implementation is subject to a number of factors, including compliance with all applicable legal requirements. UBS has sought and obtained guidance from the Department of the Treasury as to certain tax considerations. In addition, UBS is engaged in substantive on-going discussions with the staff of the Securities and Exchange Commission regarding certain aspects of the proposed structure, and has recently met with the staff to discuss its request for regulatory guidance. UBS expects that offers to purchase the auction preferred stock from its clients will commence within approximately 30 days of resolving these regulatory issues. However, there can be no assurance that these regulatory issues will be resolved.
This announcement is not an offer to purchase auction preferred stock from any holder thereof. Any such offer will be made only to UBS clients and only by a delivery of a document to the UBS clients containing detailed descriptions of the terms and conditions of the offer. If made, acceptance of that offer will be subject to compliance with the terms and conditions set forth in the offer documentation.
The Trust Preferred Securities and related Liquidity Puts will not be registered under the Securities Act of 1933 or any state securities laws, and will not be able to be offered or sold in the United States absent such registration or the perfection of an exemption therefrom. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities.
Forward-Looking Statements
This announcement may contain statements that constitute “forward-looking statements,” including but not limited to statements relating to UBS’s intention to implement the proposed structure described herein. While these forward-looking statements represent UBS’s judgments, current intentions and future expectations, a number of risks, uncertainties and other important factors could cause actual developments to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the need to obtain any necessary regulatory approvals for the implementation of the proposed structure; (2) legislative, governmental and regulatory developments; (3) factors affecting UBS’s estimate of the timing necessary to implement the proposed structure; and (4) market and macroeconomic developments. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.

UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ James Odell
	Name:	James Odell
	Title:	Managing Director

By:	/s/ Glenn Goggins
	Name:	Glenn Goggins
	Title:	Executive Director

Date: July 17, 2008